Filed by Colonnade Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp.

Commission File No. 001-39463

Plus Commits to Deploy Ouster’s Digital Lidar Sensors to Support Global Deployment of Automated Trucks

Multi-year agreement includes initial order of 2,000 Ouster digital lidar sensors as Plus moves to ramp up deployment of tens of thousands of trucks across U.S., China, and Europe

An Ouster lidar sensor on a Plus truck. (Photo: Business Wire)

February 09, 2021 01:05 PM Eastern Standard Time

CUPERTINO, Calif. & SAN FRANCISCO—(BUSINESS WIRE)—Plus, a leading developer of automated truck technology, and Ouster, Inc. (“Ouster”), a leading provider of high-resolution digital lidar sensors for the industrial automation, smart infrastructure, robotics, and automotive industries, today announced the signing of a strategic customer agreement for Ouster to provide its digital lidar sensor to outfit key elements of Plus’s automated truck system.

Plus is the first automated trucking developer to start mass production of its automated driving system, beginning this year. The company is partnered with the largest shippers, carriers, and truck makers, including the world’s largest heavy truck manufacturer, FAW, to deploy automated trucks powered by its automated driving system.

“Lidar is a critical sensing modality to include in our sensor suite in order to develop the safest automated trucks,” said Shawn Kerrigan, COO and co-founder of Plus. “As we start to deploy our automated driving system commercially this year, we need a lidar partner with cutting-edge technology that is high performing, reliable, and of production quality that is immediately available at scale. Ouster delivers on all of those requirements.”

Per the agreement, Ouster will supply a minimum of 2,000 digital lidar sensors to Plus in an initial rollout, and is prepared to aggressively increase its supply over the next five years, having already migrated the majority of its production volume to contract manufacturer Benchmark Electronics in Thailand. Additionally, Ouster will provide engineering support to enable Plus’s automated driving system deployment across multiple continents.

“Plus is rapidly accelerating innovation in automated trucks and we are very excited to be able to meet their rigorous technology, reliability, and immediate volume production requirements to win this contract,” said Angus Pacala, Co-Founder and CEO of Ouster. “We are focused on four industries where we believe digital lidar will be a technology lynchpin, and we see a huge opportunity in automated trucks that is driving significant demand for our sensors today and is growing exponentially in the near future.”

In December, Ouster entered into a definitive merger agreement with Colonnade Acquisition Corp. (NYSE: CLA) (“CLA”) in a transaction that would result in Ouster being listed on the NYSE. The transaction is expected to close in the first half of 2021, subject to satisfaction of customary closing conditions.

About Plus

Plus is a world leader in self-driving truck technology. Headquartered in Cupertino, CA, the heart of Silicon Valley, the company was founded in 2016 by a group of serial entrepreneurs and industry veterans, each with over 20 years of experience in high tech and artificial intelligence. Plus specializes in providing full-stack self-driving technology to enable large scale autonomous commercial transport. Plus is currently working with some of the world’s largest truck manufacturers, shippers, and top fleet operators to begin mass production of its automated driving system.

About Ouster

Ouster invented its digital lidar in 2015 and is a leading manufacturer of high-resolution digital lidar sensors used throughout the industrial automation, smart infrastructure, robotics, and automotive industries. Ouster’s sensors are reliable, compact, affordable and highly customizable, laying the foundation for digital lidar ubiquity across endless applications and industries. Already hundreds of customers have incorporated Ouster lidar sensors in current products or those in development for imminent commercial release. Ouster has previously announced a merger agreement with CLA, a special purpose acquisition company, that would result in Ouster becoming a publicly listed company. For more information, visit www.ouster.com, or connect with us on Twitter or LinkedIn.

Additional Information and Where to Find It

This document relates to a proposed business combination (the “Business Combination”) between CLA and Ouster. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. In connection with the proposed Business Combination, CLA filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2020, which included a proxy statement/prospectus of CLA. CLA’s shareholders, Ouster’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Ouster, CLA and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Ouster and shareholders of CLA as of a record date to be established for voting on the proposed Business Combination. CLA shareholders and Ouster stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to CLA’s secretary at 1400 Centrepark Blvd, Suite 810, West Palm Beach, FL 33401, (561) 712-7860.

Participants in the Solicitation

CLA and its directors and executive officers may be deemed participants in the solicitation of proxies from CLA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CLA is contained in CLA’s proxy statement/prospectus filed with the SEC on December 22, 2020, which is available free of charge at the SEC’s website at P. To the extent such holdings of CLA’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Ouster and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CLA in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in CLA’s proxy statement/prospectus filed with the SEC on December 22, 2020, which is available free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the anticipated timing of the Business Combination, the products and services offered by Ouster and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Business Combination may not be completed by CLA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CLA, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the agreement and plan of merger by the shareholders of CLA and Ouster, the satisfaction of the minimum trust account amount following redemptions by CLA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Business Combination on Ouster’s business relationships, performance and business generally, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination and (viii) the risk of downturns in the highly competitive lidar technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CLA’s prospectus dated August 20, 2020 relating to its initial public offering, its Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by CLA from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ouster and CLA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ouster nor CLA gives any assurance that either Ouster or CLA will achieve its expectations.

Contacts

For Plus

Lauren Kwan

pr@plus.ai

For Ouster

Erica Bartsch / Nevin Reilly / Alex Kovtun

Sloane-Ouster@sloanepr.com